SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 40-F
                                AMENDMENT NO. 1


[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[  ] Annual  report  pursuant  to  Section  13(a)  or 15(d) of the  Securities
     Exchange Act of 1934

For the fiscal year ended _________       Commission File Number ___________


                                BANRO CORPORATION
             (Exact name of registrant as specified in its charter)

          CANADA                                 1041                          NOT APPLICABLE
(Province or Other Jurisdiction of      (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)              Classification Code)             Identification No.)

                             1 First Canadian Place
                        100 King Street West, Suite 7070
                            Toronto, Ontario M5X 1E3
                                 (416) 366-2221
   (Address and telephone number of registrant's principal executive offices)


                                                           Copies to:
          Martin Pomerance                             Gil I. Cornblum, Esq.
        Dorsey & Whitney LLP                            Dorsey & Whitney LLP
          250 Park Avenue                            161 Bay Street, Suite 4310
         New York, NY 10177                           Toronto, Ontario M5J 2S1
           (212) 415-9200                                   (416) 367-7370
(Name, address (including zip code) and
 telephone number (including area code)
of agent for service in the United States)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:                  Name of Each Exchange On Which Registered:
--------------------                  ------------------------------------------
Common Shares, no par value                    American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ]  Annual Information Form           [ ]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. N/A


Indicate  by check  mark  whether  the  Registrant  by  filing  the  information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to
the Registrant in connection with such Rule. [ ]  Yes    [X]  No


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90
days.  [ ]  Yes     [X]  No


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                                EXPLANATORY NOTE

     This Amendment No. 1 to the Registration Statement on Form 40-F of Banro Corporation (the "Company") is being filed to report that the Company's common shares have been accepted for listing on the American Stock Exchange, to provide a description of the Company's common shares and to attach, as an exhibit, a specimen form of common share certificate.

                          DESCRIPTION OF COMMON SHARES

     The Company is authorized to issue an unlimited number of common shares without par value (the "Shares"). The rights and restrictions pertaining to the Shares and holders thereof are set forth in the articles of the Company (the "Articles"), which govern the affairs of the Company (subject to any applicable laws). The Shares are represented by a form of share certificate approved by the Board of Directors and acceptable to any stock exchange where the Shares are listed. As of February 16, 2005, 26,565,688 Shares are issued and outstanding, all of which are fully paid. None of the Shares are owned by the Company.

     The holders of Shares are entitled to one vote for each Share held on all matters to be voted on by the shareholders. Generally, most matters required to be voted upon are ordinary resolutions, which require the affirmative vote of a majority (50% + 1) of the votes cast by shareholders present at a meeting and entitled to vote on the resolution to pass. However certain matters representing fundamental changes must be approved by a special resolution, which presently requires the affirmative vote of a special majority (at least 66 2/3%) of the votes cast by shareholders present at a meeting and entitled to vote on the resolution to pass. The holders of Shares are entitled to receive notice of all meetings of shareholders and to attend and vote, in person or by proxy, at such meetings.

     Each Share is equal to every other Share, and all Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid all of its liabilities.

     The holders of Shares are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefor. No dividends have been paid by the Company on any Shares since incorporation, nor does the Company intend to pay a dividend on any of its Shares in the immediate future. The Company anticipates that it will retain all earnings to finance the further growth and development of the Company's business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based upon the Company's financial condition and requirements at the relevant time.

     No Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the Shares, and there are no provisions for purchase or cancellation, surrender, or any sinking fund or purchase fund.

     Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the Articles and the Canada Business Corporations Act. Generally, substantive changes to the share capital of the Company require the approval by the shareholders by special resolution.

     There are no restrictions on the transferability of the Shares contained in the Articles of the Company. There are no provisions in the Company's Articles discriminating against any existing or prospective holder of Shares as a result of any such holder(s) owning a substantial amount of Shares. There are no provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to an extraordinary corporate transaction involving the Company such as a merger, reorganization, tender offer, sale or transfer of all or substantially all of its assets or liquidation.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                        BANRO CORPORATION



                                        /s/ Donat Madilo
                                        ----------------------------------------
                                        Donat Madilo
                                        Treasurer



Date: March 21, 2005



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                                  EXHIBIT INDEX
                                  -------------

     The following exhibits have been filed as part of this Amendment No. 1.


EXHIBIT       DESCRIPTION
-------       -----------

99.1          Specimen form of common share certificate